FILED BY JAZZ TECHNOLOGIES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: JAZZ TECHNOLOGIES, INC.

COMMISSION FILE NO. 1-32832

Jazz Technologies Announces Agreement to Merge with Tower Semiconductor

2 Legal disclaimers Forward Looking Statements This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning Tower’s proposed merger with Jazz. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, customer benefits, costs savings, financial guidance, the timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, the possibility that the merger does not close or that the closing may be delayed, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, that the companies may be required to modify the terms of the transaction to achieve regulatory approval or for other reasons, that prior to or after the closing of the merger, the businesses of the companies may suffer due to uncertainty, as well as other risks applicable to both Tower’s and Jazz’s business described in the reports filed by Tower and Jazz with the Securities and Exchange Commission (the “SEC” ) and, in the case of Tower, the Israel Securities Authority. These filings identify and address other important factors that could cause Tower’s and Jazz’s respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Tower or Jazz. Tower and Jazz are providing this information as of the date of this presentation and neither Tower nor Jazz undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3 and 6-K, as were filed with the SEC and the Israel Securities Authority. Future results may differ materially from those previously reported. Tower does not intend to update, and expressly disclaims any obligation to update, the information contained in this release. Additional Information about the Proposed Merger and Where to Find It In connection with the proposed merger, Tower intends to file with the SEC a Registration Statement on Form F-4 that will contain a Proxy Statement/Prospectus and related materials and Jazz expects to mail to its stockholders the final Proxy Statement/Prospectus containing information about Tower, Jazz and the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the Registration Statement on Form F-4, the Proxy Statement/Prospectus and other relevant materials and documents filed by Tower or Jazz with the SEC, when they become available, through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Tower by directing a request by mail to Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations or by telephone at +972-4-650- 6936. Investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Jazz by directing a request by mail to Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660, Attn: Investor Relations or by telephone at 949-435-8181. Tower, Jazz and their respective executive officers and directors, under SEC rules, may be deemed to be participants in the solicitation of prox ies from the stockholders of Jazz in connection with the proposed merger. Investors and security holders may obtain information regarding the special interests of these executive officers and directors in the proposed merger by reading the Proxy Statement/Prospectus filed with the SEC when it becomes available. Additional information regarding Tower’s executive officers and directors is included in Tower’s Form 20-F for the year ended December 31, 2006, which was filed with the SEC on June 25, 2007. Additional information regarding the executive officers and directors of Jazz is included in Jazz’s Proxy Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and are also available free of charge from Investor Relations at Tower and Jazz by contacting Tower and Jazz as described above.

3 Announcement • Signed definitive merger agreement with Tower • Stock-for-stock transaction valued at approximately $40M (based on Tower’s closing price on NASDAQ on May 19,2008) • Stockholders would receive 1.8 shares of Tower (TSEM) for each share of Jazz common stock ($2.09 per JAZ share based on Tower’s closing price of $1.16) • Expected to close in second half of 2008 • Merger expected to create top tier specialty foundry and 7th largest pure-play • Customers and technologies are complementary • Jazz would become wholly owned subsidiary of Tower

4 Pure-Play Foundry Rankings - 2007 Company 2007 Sales ($M) TSMC $ 9813 UMC $ 3755 SMIC $ 1550 Chartered $ 1458 Dongbu $ 510 Vanguard $ 486 Tower/Jazz* $ 439 X-Fab $ 410 SSMC $ 350 HHNEC $ 335 * Pro-forma Source: IC Insights 5/2008

Combining Our Strengths

Jazz Innovation Manufactured

	JAZZ	TOWER
Headquarters	Newport Beach, CA	Migdal Haemek, Israel (30min west of Haifa)
Employees	700	1,400
Fabs	One 8" (17k wpm)	One 8" (30k wpm), One 6" (16k wpm)
Process Techs	SiGe/BiCMOS 0.35 to 0.18u ACMOS/RFCMOS/BCD 0.8 to 0.18u	CMOS/RFCMOS 1.0μ to 0.13μ BCD
IP Leadership	AIMS (Analog Intensive Mixed Signal) PDK (Physical Design Kits)	CIS (Image Sensor) FLASH/NVM (Non-Volatile Memory)
Operating Strength	Design Support/Models Complex SiGe/RF Technology Customized Process Variants	Volume CMOS Mfg Efficiency IDM Process Transfer Technical Support
Markets	RF, Tuner, Power, Optical, Linear, Modem, MEMs	Image Sensor, Power MOSFET, RF, Memory Controllers

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Post Merger Process Portfolio Lineup

Innovation Manufactured

Technology Node

0.50µm	0.35µm	0.25µm	0.18µm	0.16 / 0.13µm
	BiCMOS, SiGe	SiGe	SiGe	SiGe
BCD(40V)	BCD (40V)	BCD (40V)	BCD (40V)	
	RFCMOS	RFCMOS	RFCMOS	RFCMOS
Image Sensor	Image Sensor		Image Sensor	
			Flash	Flash
Mixed Signal Digital CMOS	Mixed Signal Digital CMOS	Mixed Signal Digital CMOS	Mixed Signal Digital CMOS	Mixed Signal Digital CMOS

From Jazz | Tower/Jazz | From Tower | Tower/Jazz

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7 Initial Post-Merger Company Snapshot – Q408 Headquarters Migdal Haemek, Israel Subsidiary Newport Beach, CA Ticker TSEM Employees 2,100 Combined TTM Revenue $443M Capacity Approx. 750,000 annual wafer capacity (8” equivalents) Process Technologies SiGe BiCMOS 0.35 to 0.18µ Mixed Signal CMOS / RFCMOS / BCD 0.8 to 0.18µ CMOS 1.0µ to 130nm IP Leadership Image Sensor, Flash, SiGe BiCMOS, RF CMOS, Mixed Signal PDK (Physical Design Kits)